UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
Pursuant to Rule 13a-16 or 15d-16
Under the Securities Exchange Act of 1934

For the month of November 2005

Commission File Number: 0-50832

Vermilion Energy Trust
(Exact name of registrant as specified in its charter)

2800, 400 - 4th Avenue S.W., Calgary, Alberta, Canada T2P 0J4
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☐	Form 40-F ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1). _____

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): _____

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐	No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-               .

On November 7, 2005, Vermilion Energy Trust reported unaudited interim operating and financial results as at and for the period ended September 30, 2005. The financial statements consolidate the results for Verenex Energy Inc. (“Verenex”) (TSX - VNX), a subsidiary in which Vermilion owns 53% of the issued and outstanding shares.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

VERMILION ENERGY TRUST

Date: November 7 , 2005.	By:	/s/ Curtis W. Hicks

Curtis W. Hicks
Executive Vice President and Chief Financial Officer

Exhibit A

PRESS RELEASE - NOVEMBER 7, 2005
THIRD QUARTER RESULTS SEPTEMBER 30, 2005

Vermilion Energy Trust (“Vermilion”) (TSX - VET.UN) is pleased to report unaudited interim operating and financial results as at and for the period ended September 30, 2005. The financial statements consolidate the results for Verenex Energy Inc. (“Verenex”) (TSX - VNX), a subsidiary in which Vermilion owns 53% of the issued and outstanding shares.

Third Quarter Highlights:

➢
Recorded Trust production of 26,659 boe/d, compared to 24,543 boe/d in the second quarter of 2005. Production increases in France, the Netherlands and Australia combined with stable production in Canada provided the Trust with record production and cash flow levels in the quarter.

➢
Maintained stable distributions of $0.17 per month, a rate that has remained constant since initial distribution in March 2003. Since the Trust’s inception, Vermilion has paid out $5.44 per unit to investors. Cash distributions represented a payout ratio equal to 41% of funds generated from operations during the quarter.

➢
In Canada, Vermilion continued an active shallow gas-coalbed methane program with Glacier Energy Ltd and drilled 13 new wells (6.5 net) in the program. Since the commencement of this program in July 2004, 56 wells have been drilled and four wells were recompleted with a 100% success rate.

➢
In France, the Trust successfully completed and tied-in four new oil wells with average production of approximately 180 barrels per day per well. Vermilion continued its active workover program and began preparations for the 2006 drilling program. The Trust completed the seismic program on the Aquitaine Maritime block offshore France.

➢
In the Netherlands, Vermilion completed work on the surface installations and installed an additional seven siphon strings during the quarter. Production increased to approximately 5,300 boe/d midway through the third quarter.

➢
In Australia, the Trust advanced the process towards obtaining government approval of Vermilion’s environmental and safety case. A small debottlenecking project was completed on the platform resulting in production gains of approximately 150 barrels of oil per day. Vermilion anticipates full transfer of operatorship will occur in the fourth quarter of 2005. A geological and engineering review of the properties in preparation for our 2006 capital program is ongoing.

➢	Contributed $17.9 million to the Trust’s reclamation fund. A total of $38.9 million is now available to meet future asset retirement obligations.

➢	Reported Trust net debt at the end of the period of $172.2 million at the end of the quarter, representing less than 0.6 times annualized third quarter cash flow.

➢
Subsequent to the end of the quarter (October 18, 2005), Vermilion announced that it was in exclusive discussions with a subsidiary of Exxon Mobil regarding the potential acquisition of 89.9% of its shareholding in Esso Rep S.A. in France.

➢
On October 21, 2005 Vermilion announced that it had entered into an agreement with Glacier Energy Limited to acquire all the outstanding shares of Glacier not currently held by Vermilion. This proposed acquisition, with a total cost of $94 million, will enable the Trust to take full control of the central Alberta coalbed methane and shallow gas program, providing the opportunity to add significant long-life production and reserves over the next few years.

Conference Call

Vermilion will discuss these results in a conference call to be held on Monday, November 7, 2005. The conference call will begin at 2:00 PM MST - 4:00 PM EST. To participate, you may call toll free 1-800-814-4857 or 1-416-640-4127 (Toronto area). The conference call will also be available on replay by calling 1-877-289-8525 or 1-416-640-1917 (Toronto area) using pass code 21157032 followed by the pound “#” key. The replay will be available until midnight eastern time on November 14, 2005.

HIGHLIGHTS
	Three Months Ended			Nine Months Ended
	Trust	Verenex		Trust	Verenex
	Financial	Energy	Consolidated	Financial	Energy	Consolidated
(unaudited)	Information	Inc.(3)	Sept 30, 2005	Information	Inc.(3)	Sept 30, 2005
Financial ($000 CDN except unit and per unit amounts)
Petroleum and natural gas revenues	$149,605	$272	$149,877	$375,013	$939	$375,952
Funds from operations	77,355	218	77,573	189,372	207	189,579
Per unit, basic (1)	1.14	-	1.14	2.79	-	2.80
Distributions (2)	31,716	-	31,716	94,353	-	94,353
Per unit	0.51	-	0.51	1.53	-	1.53
% Cash flow distributed	41%	-	41%	50%	-	50%
Net earnings (loss)	48,728	(262)	48,466	106,247	(2,743)	103,504
Per unit, basic	0.79	-	0.78	1.73	-	1.68
Capital expenditures	$27,841	$3,840	$31,681	75,379	6,901	82,280
Acquisitions				94,967	-	94,967
Net debt (excluding financial derivatives)				$172,193	$(12,382)	$159,811
Trust units outstanding (1)
Basic						68,532,677
Diluted						72,785,052
Weighted average trust units outstanding (1)
Basic						67,809,501
Diluted						68,780,586
Unit trading
High						$29.67
Low						$19.67
Close						$29.10
Operations
Production
Crude oil (bbls/d)	13,749	-	13,749	11,939	-	11,939
Natural gas liquids (bbls/d)	1,320	15	1,335	1,498	21	1,519
Natural gas (mcf/d)	69,543	359	69,902	67,395	421	67,816
Boe/d (6:1)	26,659	75	26,734	24,670	91	24,761
Average reference price
WTI (US per bbl)			$63.19			$55.40
Brent (US per bbl)			61.51			53.53
AECO (CDN per mcf)			9.37			7.88
NIP 2004 Netherlands (Euro per GJ)			4.67			4.35
TAPIS Australia (US per bbl)			64.40			59.41
Average selling price
Crude oil (per bbl)	$71.00	$-	71.00	$66.29	$-	66.29
Natural gas liquids (per bbl)	59.28	60.31	59.29	53.87	44.51	53.74
Natural gas (per mcf)	8.41	5.80	8.39	7.63	5.96	7.62
Netbacks per boe (6:1)
Operations netback	37.56	$39.77	37.56	33.68	$37.76	33.70
Cash flow netback	31.54		31.54	28.12		28.04
Operating costs	7.56		7.54	7.89		7.86
General and administration	$1.11		$1.16	$1.30		$1.45

(1)    Includes trust units issuable for outstanding exchangeable shares based on the period end exchange ratio
(2)    Distributions are paid on issued trust units at each record date and are shown prior to the impact of the Trust’s DRIP program
(3)    The Trust owns 53% of the outstanding shares of Verenex, necessitating the consolidation of the results of the Trust and Verenex

The above table includes non-GAAP measurements, which may not be comparable to other companies.

OUTLOOK

Vermilion’s third quarter operations witnessed production levels that exceeded 27,000 boe/d by the middle of the third quarter. Based on current operating conditions Vermilion expects to achieve its targeted average production level of over 25,000 boe/d for the full year 2005.

The Canadian drilling program resulted in 13 new wells (6.5 net) in the joint venture coalbed methane and shallow gas program with Glacier in central Alberta, with approximately 25 additional wells scheduled for the remainder of the year. As detailed in Vermilion’s press release on October 21, 2005, Vermilion announced that it had agreed to acquire all the outstanding shares of Glacier previously not held by the Trust. Upon closure of the transaction, Vermilion will own 100% of the reserves and production volumes generated from this venture. By year-end 2005, approximately 85 wells will have been drilled in this program, which, upon the completion of tie-ins during the first quarter of 2006, should provide gross production volumes of approximately 2,600 boe/d.

Vermilion successfully completed and tied-in the four new wells in the Champotran / La Torche field in France during the third quarter. Average production of approximately 180 b/d per well has contributed to a rebound in the Trust’s volumes in France that now exceed 6,000 boe/d. A 2-D seismic program in this region is currently underway to further delineate the boundaries of this reservoir. Vermilion is planning a three to five well drilling program in 2006 as a follow-up to the 2005 results. The Trust completed the seismic program on the Aquitaine Maritime block offshore France and will be processing the seismic during the fourth quarter.

On October 18, 2005, Vermilion announced that it was negotiating with a subsidiary of Exxon Mobil Corporation to acquire its 89.9% shareholding in Esso Rep S.A. in France. These negotiations are ongoing.

In the Netherlands, the Trust installed seven smaller diameter production strings during the third quarter, bringing total installations in 2005 to 16 wells. This program has proved successful and a further 10 siphon strings are scheduled for installation in 2006. During the fourth quarter, Vermilion plans to install a new compressor to serve the Harlingen facilities that will increase operating costs due to increased power consumption but will reduce fuel gas consumption. This new compressor will provide Vermilion with greater flexibility in its processing arrangements and will reduce maintenance costs over time. The Trust is proposing to drill two to three development wells in the Netherlands in 2006.

Australian efforts included some streamlining of surface facilities that added approximately 150 b/d to third quarter volumes. The Trust has presented a safety and environmental case to Australian regulators, which upon approval will allow the full transfer of operatorship to Vermilion. The approval process is ongoing and Vermilion believes that it will be able to assume full operatorship in the fourth quarter of 2005. A review of potential capital projects to optimize the performance of this reservoir is ongoing.

Vermilion anticipates development capital expenditures of approximately $100 million in 2005, increasing to $120 million in 2006. Initial allocations for 2006 include approximately $30 million for France, $12 million for the Netherlands and $11 million for Australia. The initial allocation of $67 million for Canadian operations includes $33 million slated for the ongoing development of shallow gas and coalbed methane assets in central Alberta.

Vermilion continues to focus on improving the long-term sustainability of distributions through the optimization of the existing asset base and through the pursuit of accretive acquisitions while maintaining financial stability. Vermilion will continue to examine investment opportunities in its three core regions of activity that include Canada, Western Europe and Australia.

At the end of the third quarter non-residents owned approximately 28% of its issued and outstanding units of Vermilion (not including exchangeables) and 26% if the exchangeable shares are included. This compares to 29% and 26%, respectively, at the end of the second quarter 2005. Pursuant to Vermilion’s Trust Indenture, non-resident unitholders may not own more than 50% of total outstanding trust units.

Federal Government Consultation Process on Income Funds

In September 2005, the Canadian Federal Government released a consultation paper regarding tax and other issues related to publicly listed flow-through entities (FTE’s) including income trusts. We have concerns with the analysis undertaken by the Finance Department, which seems to be based on a number of questionable assumptions, including assumptions about the estimated loss of tax revenues and the future impact of FTE’s on the Canadian economy. The Government has also expressed concerns as to the economic efficiency issues related to FTE’s.

The management of Vermilion Energy Trust believes that not only are the government’s concerns unfounded, but in the case of Vermilion, are especially inappropriate. Since converting to the income trust structure in January 2003, Vermilion has distributed over $305 million dollars to unitholders. A significant portion of these distributions has come from cash generated outside of Canada that would otherwise be non-taxable in the Canadian government’s hands. Since conversion 42% of Vermilion’s funds from operations has come from non-Canadian properties.

As for economic efficiencies, Vermilion’s capital expenditures have increased each year since conversion, the Trust has expanded its reserve base by more than 20% on a per unit basis and the number of people employed by Vermilion has increased significantly.

Unfortunately, the uncertainty as to future government actions and/or potential legislative changes with respect to FTE’s has contributed to market uncertainty in the trust sector, resulting in considerable loss of market value over the past few weeks. It is important that changes, if any, to the tax treatment of FTE’s are made after careful consideration of the impact on all stakeholders.

We encourage our Canadian unitholders to participate in the consultation process by expressing your concerns directly to the Minister of Finance, The Honourable Ralph Goodale for whom we provide the following contact information:

For written submissions by e-mail to: trusts-fiducies@fin.gc.ca or to contact the Minister of Finance: The Honourable Ralph Goodale Department of Finance Canada 140 O’Connor Street Ottawa, Ontario K1A 0A6 Phone: 613-996-4743 / Fax: 613-996-9790 E-Mail: goodale.R@parl.gc.ca or to contact your Member of Parliament: www.canada.gc.ca/directories/direct_e.html

MANAGEMENT’S DISCUSSION AND ANALYSIS

The following is management’s discussion and analysis (MD&A) dated October 27, 2005, of Vermilion’s operating and financial results for the three and nine months ended September 30, 2005 compared with the corresponding periods in the prior year. This discussion should be read in conjunction with the attached unaudited interim consolidated financial statements and the Trust’s audited consolidated financial statements for the years ended December 31, 2004 and 2003, together with accompanying notes, as contained in the Trust’s 2004 Annual Report.

NON-GAAP MEASURES

Included in this report are references to terms commonly used in the oil and gas industry, such as cash flow and cash flow per unit and funds from operations which are expressed before changes in non-cash working capital and is used by the Trust to analyze operating performance, leverage and liquidity. These terms are not defined by Generally Accepted Accounting Principles (“GAAP”). Consequently, these are referred to as non-GAAP measures. Cash flow, as discussed in this report, appears as a separate caption on the Trust’s cash flow statement and is reconciled to both net earnings and funds from operations.

OPERATIONAL ACTIVITIES

In Canada, the Trust drilled 15 wells (8.0 net) in the third quarter, resulting in five gas wells (2.6 net) and ten standing wells (5.4 net). These wells included thirteen wells (6.5 net) in Vermilion’s shallow gas program with Glacier in central Alberta. In addition to the Trust’s drilling operations, Vermilion had five wells drilled on its Canadian lands by third party operators through farm-out arrangements in which Vermilion maintained an overriding royalty or small working interest.

In France, Vermilion completed and tied-in four wells resulting in production additions of approximately 180 boe/d per well. The Trust continues to execute an ongoing workover program and has begun preparations for a three to five well drilling program in 2006.

In the Netherlands seven wells were refitted with small diameter production tubing in the third quarter bringing to 16, the total number of these ‘siphon strings’ that have been installed to date. These installments have not only improved the stability of production from these wells, but has also added an estimated 300 boe/d to the production base.

Production
	Three Months Ended Sept 30, 2005			Nine Months Ended Sept 30, 2005
	Oil & NGLs	Natural Gas	Total	Oil & NGLs	Natural Gas	Total
	(bbls/d)	(mmcf/d)	(boe/d)	(bbls/d)	(mmcf/d)	(boe/d)%
Vermilion Energy Trust
Canada	4,705	38.22	11,075	4,985	38.17	11,346	46
France	5,636	1.32	5,856	5,350	1.26	5,560	23
Netherlands	18	30.00	5,018	15	27.97	4,677	19
Australia (1)	4,710	-	4,710	3,087	-	3,087	12
Total	15,069	69.54	26,659	13,437	67.40	24,670	100
(1) Effective from April 1, 2005

	Three Months Ended Sept 30, 2004			Nine Months Ended Sept 30, 2004
	Oil & NGLs	Natural Gas	Total	Oil & NGLs	Natural Gas	Total
	(bbls/d)	(mmcf/d)	(boe/d)	(bbls/d)	(mmcf/d)	(boe/d)%
Vermilion Energy Trust
Canada	5,460	44.49	12,875	5,794	48.07	13,807	61
France	5,618	1.50	5,869	5,781	1.56	6,040	27
Netherlands (1)	35	33.11	5,553	12	16.86	2,822	12
Total	11,113	79.10	24,297	11,587	66.49	22,669	100
(1) Effective from May 19, 2004

Third quarter production in Canada averaged 4,705 bbls/d of oil and NGL’s and 38.2 mmcf/d of natural gas compared to 4,766 bbls/d of oil and NGL’s and 37.4 mmcf/d of natural gas in the second quarter of 2005. Second quarter production was reduced by approximately 700 boe/d due to plant turnarounds, while third quarter volumes came in as expected given normal declines in production.

Production in France increased to 5,856 boe/d in the third quarter from 5,260 boe/d in the second quarter of 2005. Production from the completion and tie-in of new wells in the Champotran / La Torche Field in the third quarter is reflected in the increase in production. Current production levels in excess of 6,000 boe/d are expected to be maintained through the balance of the year.

Production in the Netherlands improved to average 5,018 boe/d, from 3,789 boe/d in the second quarter of 2005. Seasonal curtailments of production continued through the third quarter. Fourth quarter volumes are anticipated to be at least equivalent to those reported in the latest period.

Australian production contributed 4,710 boe/d during the third quarter compared to 4,498 boe/d in the second quarter of 2005. A small debottlenecking of surface facilities offset normal declines. Fourth quarter volumes in Australia are expected to reflect the impact of normal production declines.

Total production from the Trust averaged 26,659 boe/d in the third quarter of 2005, compared to 24,543 boe/d in the second quarter of 2005. Vermilion expects fourth quarter volumes to be slightly stronger than those recorded in the latest period, barring any unseen curtailments or interruptions.

CAPITAL EXPENDITURES

Capital spending for the first nine months totalled $196 million compared to $124 million spent in the first nine months of 2004. Of this total, approximately $114 million in 2005 relates to the acquisition in Australia and approximately $85 million in 2004 relates to the acquisition in the Netherlands. The remainder was spent on drilling and development activities.

($000’s)
	Three Months Ended		Nine Months Ended
	Sept 30, 2005	Sept 30, 2004	Sept 30, 2005	Sept 30, 2004
Land	$232	$87	$873	$359
Seismic	5,470	112	6,994	325
Drilling and completion	7,660	4,352	35,439	18,078
Production equipment and facilities	7,727	3,776	15,729	10,025
Workovers	8,692	2,557	16,444	6,547
Other	1,900	1,008	6,801	3,170
	31,681	11,892	82,280	38,504
Acquisitions	-	-	113,840	85,479
Total	$31,681	$11,892	$196,120	$123,983

FINANCIAL REVIEW

Vermilion generated record consolidated cash flow of $77.6 million, ($1.14 per unit) in the third quarter of 2005, of which $77.4 million was attributable to the Trust. This compares to consolidated cash flow of $45.7 million ($0.69 per unit) in the third quarter of 2004 and to $54.6 million ($0.81 per unit) in the second quarter of 2005. The Trust’s distributions in the third quarter totalled $31.7 million or $0.51 per unit for a payout ratio of 41%. The year-to-date payout ratio of 50% has enabled the Trust to set aside significant funds towards its asset retirement obligations, contemplate the accretive acquisition of production and reserves and maintain a strong balance sheet. Capital expenditures in the quarter totalled $31.7 million of which $27.8 million were related to the Trust. Net debt at the end of the quarter was $159.8 million. The net debt assignable to the Trust as of September 30, 2005 of $172.2 million is less than 0.6 times current quarter annualized cash flow. The expiration of financial derivative contracts on December 31, 2005 will further improve the Trust’s cash flows in 2006.

Benchmark Prices
	Three Months Ended		Nine Months Ended
	Sept 30, 2005	Sept 30, 2004	Sept 30, 2005	Sept 30, 2004
AECO ($CDN/mcf)	$9.37	$6.24	$7.88	$6.55
WTI ($US/bbl)	$63.19	$43.88	$55.40	$39.11
Foreign exchange rate (CDN/USD)	$0.83	$0.76	$0.82	$0.75
WTI (CDN$/bbl)	$76.13	$57.74	$67.56	$52.15

REVENUE

Total revenues excluding hedging for the first nine months of 2005 were $379.5 million compared to $269.1 million for the same period in 2004 and $151.1 million in the third quarter of 2005 compared to $98.2 million for the corresponding period in 2004. Vermilion’s combined crude oil and NGL price was $64.87 per bbl for the first nine months ($69.96 per bbl for the quarter) of 2005, a year over year increase of 39% over the $46.65 per bbl reported for the first nine months ($50.79 per bbl for the quarter) of 2004. The natural gas price realized in the first nine months of 2005 was $7.62 per mcf ($8.39 per mcf for the quarter) compared to $6.63 per mcf realized a year ago ($6.32 per mcf for the quarter), a 15% year over year increase.

($000’s except per BOE)
	Three Months Ended		Nine Months Ended
	Sept 30, 2005	Sept 30, 2004	Sept 30, 2005	Sept 30, 2004
Crude oil & NGL’s	$97,092	$52,009	$238,341	$148,180
Per boe	$69.96	$50.79	$64.87	$46.65
Natural gas	53,971	46,217	141,143	120,960
Per mcf	$8.39	$6.32	$7.62	$6.63
Combined	151,063	98,226	379,484	269,140
Derivative instruments (1)	(1,186)	(1,966)	(3,532)	(7,850)
Petroleum and natural gas revenue	$149,877	$96,260	$375,952	$261,290
(1) “Derivative instruments” is the amortization of the fair value loss of Vermilion’s hedges in place as of January 1, 2004.

DERIVATIVE INSTRUMENTS

Vermilion has WTI hedges covering 1,500 bbls/d in 2005 at US$24.80/bbl, Brent hedges covering 1,500 bbls/d in 2005 at US$23.37/bbl and a Brent collar (US$53.00 - $67.70) covering 1,000 bbls/day to the end of 2006. At this time Vermilion has no gas hedges in place for 2005 or beyond.

The impact of Vermilion’s hedging program reduced cash netbacks by $4.50 per boe on a combined basis for the nine month period ended September 30, 2005 ($5.13 per boe for the quarter), compared to a hedging cost of $3.55 per boe in the first nine months of 2004 ($4.35 per boe for the quarter). Oil hedging resulted in a $30.5 million cost for the first nine months ($12.7 million for the quarter) of 2005 compared to $22.9 million for the first nine months ($10.1 million for the quarter) of 2004.

ROYALTIES

Total royalties, net of ARTC, increased to $9.03 per boe in the first nine months ($10.37 per boe for the quarter) of 2005 or 16% of sales, compared with $8.18 per boe in the first nine months ($6.74 per boe in the quarter) of 2004 or 19% of sales. The increase on a per boe basis is due to the impact of the higher commodity prices. The decrease on a percentage basis is due to the fact there are no royalties paid in the Netherlands offset somewhat by a higher royalty rate in Australia. Contributing to the lower percentage is the fact that gas royalties in Canada have reached a plateau as prices have increased beyond the maximum royalty calculation. In France royalties, for the most part, are calculated on a unit of production basis and do not react to price changes, therefore as prices increase, the royalties, as a percent of sales, decline.

($000’s except per BOE)
	Three Months Ended		Nine Months Ended
	Sept 30, 2005	Sept 30, 2004	Sept 30, 2005	Sept 30, 2004
Crude oil & NGL’s	$18,466	$7,468	$43,740	$23,750
Per boe	$13.31	$7.29	$11.91	$7.48
Natural gas	7,035	7,647	17,267	27,099
Per mcf	$1.09	$1.05	$0.93	$1.48
Combined	$25,501	$15,115	$61,007	$50,849
Per boe	$10.37	$6.74	$9.03	$8.18

OPERATING COSTS

Operating costs increased to $7.86 per boe in the first nine months ($7.54 per boe for the quarter) of 2005 from $6.59 per boe in the first nine months ($6.86 per boe for the quarter) of 2004. Operations in Australia averaged $8.27 per boe of production since acquiring the assets at the end of the first quarter. In Canada, the significant activity levels in the industry combined with increased energy costs, have placed upward pressure on costs across the board. When combined with a reduction in production volumes due primarily to plant turnarounds, year over year increases in costs per boe have been experienced. In France, year to date operating costs are consistent year over year. In the Netherlands, operating costs are up in 2005 due primarily to a reduction in production volumes and extensive plant maintenance in the second quarter of 2005.

($000’s except per BOE)
	Three Months Ended		Nine Months Ended
	Sept 30, 2005	Sept 30, 2004	Sept 30, 2005	Sept 30, 2004
Crude oil & NGL’s	$10,293	$7,370	$27,243	$22,672
Per boe	$7.42	$7.20	$7.41	$7.14
Natural gas	8,257	8,013	25,879	18,343
Per mcf	$1.28	$1.10	$1.40	$1.00
Combined	$18,550	$15,383	$53,122	$41,015
Per boe	$7.54	$6.86	$7.86	$6.59

TRANSPORTATION

Transportation costs as presented in the statements of earnings are defined by the point of legal transfer of the product. Transportation costs are dependent upon where the product is sold, product split, location of properties, and industry transportation rates that are driven by supply and demand of available transport capacity. In Canada for gas production, legal title transfers at the intersection of major pipelines (referred to as “the Hub”) whereas the majority of Vermilion’s oil production is sold at the wellhead. The majority of Vermilion’s transportation costs are made up of shipping charges incurred in the Aquitaine Basin in France where oil production is transported by tanker from the Ambès terminal in Bordeaux to Donges, France. In Australia, oil is sold at the Wandoo B platform and in the Netherlands gas is sold at the plant gate, resulting in no transportation costs relating to Vermilion’s production in these countries. Transportation costs are down slightly year over year mainly due to the fact France had one less shipment in the period ended September 30, 2005 than in the same period of 2004.

($000’s except per BOE)
	Three Months Ended		Nine Months Ended
	Sept 30, 2005	Sept 30, 2004	Sept 30, 2005	Sept 30, 2004
Transportation	$2,013	$2,223	$7,126	$7,733
Per boe	$0.82	$0.99	$1.05	$1.25

GENERAL AND ADMINISTRATION EXPENSES

General and administration expenses have been reduced to $1.45 per boe for the first nine months ($1.16 per boe for the quarter) of 2005 compared to $1.61 per boe for the first nine months ($1.59 per boe for the quarter) of 2004 mostly due to enhanced recoveries in the quarter.

($000’s except per BOE)
	Three Months Ended		Nine Months Ended
	Sept 30, 2005	Sept 30, 2004	Sept 30, 2005	Sept 30, 2004
General and administration	$2,859	$3,574	$9,800	$10,034
Per boe	$1.16	$1.59	$1.45	$1.61

UNIT COMPENSATION EXPENSE

A non-cash trust unit compensation expense of $2.38 per boe was recorded in the first nine months ($2.13 per boe for the quarter) of 2005 compared to $3.38 per boe for the corresponding period ($4.46 per boe for the quarter) of 2004. This non-cash amount relates to the value attributable to rights granted to officers, directors and employees under the Trust Unit Rights Incentive Plan (“Unit Rights Plan”) and the Trust Unit Award Plan (“Award Plan”).

On January 1, 2005, the Trust adopted the fair value methodology to record compensation for the Unit Rights Plan based on certain assumptions and estimates. Previously, the Trust recorded compensation expense for the Unit Rights Plan based on the intrinsic value methodology which resulted in the expense amount being based on the underlying trust unit price at each period end. In accordance with CICA Handbook Section 3870, an entity may apply an intrinsic value methodology if it is impossible to reasonably estimate a fair value at grant date, and in particular, for situations where there is a declining exercise price which is subject to uncertainty. The Trust is now able to determine fair value estimates given that the Trust has some history to support its assumptions, resulting in the confidence necessary to predict future distributions and future reductions in the exercise price. As the change in methodology qualifies as a change in estimate under accounting standards, the fair value methodology has been applied prospectively without restatement of prior periods.

In March 2005, the Board of Directors established the new Award Plan to replace the existing Unit Rights Plan. The new Award Plan will result in directors, officers, employees and consultants of the Trust and its Affiliates being awarded a specified number of Restricted Units and the Units shall be designated as either a Restricted Time Based Award (“RTBA’s”) for which the number of awards is fixed or a Performance Based Award (“PBA’s”) for which the number of awards is variable. Payment in respect of Restricted Units that have vested shall be made by delivering Units or corresponding cash value to the Grantee. The fair value of the Awards will be recognized in earnings over the vesting period of the Awards outstanding.

($000’s except per BOE)
	Three Months Ended		Nine Months Ended
	Sept 30, 2005	Sept 30, 2004	Sept 30, 2005	Sept 30, 2004
Unit compensation expense	$5,240	$10,002	$16,089	$21,034
Per boe	$2.13	$4.46	$2.38	$3.38

INTEREST EXPENSE

Interest expense increased to $0.61 per boe for the first nine months ($0.78 per boe for the quarter) of 2005 from $0.40 per boe for the corresponding period ($0.17 per boe for the quarter) in 2004 as a result of higher average debt levels in 2005 stemming from the purchase of the assets in the Netherlands in May of 2004 and the Australian assets in the first quarter of 2005. Interest rates have remained steady over the year.

($000’s except per BOE)
	Three Months Ended		Nine Months Ended
	Sept 30, 2005	Sept 30, 2004	Sept 30, 2005	Sept 30, 2004
Interest	$1,907	$393	$4,103	$2,516
Per boe	$0.78	$0.17	$0.61	$0.40

DEPLETION, DEPRECIATION AND ACCRETION EXPENSES

Depletion, depreciation and accretion expenses increased to $12.88 per boe in the first nine months ($13.02 per boe for the quarter) of 2005 from $11.59 per boe in the first nine months ($11.81 per boe for the quarter) of 2004. The increase is due mainly to the increased costs of finding reserves in Canada and the increase in the asset retirement obligation, resulting primarly from the Australian acquisition.

($000’s except per BOE)
	Three Months Ended		Nine Months Ended
	Sept 30, 2005	Sept 30, 2004	Sept 30, 2005	Sept 30, 2004
		(Restated)		(Restated)
Depletion, depreciation and accretion	$32,016	$26,502	$87,058	$72,066
Per boe	$13.02	$11.81	$12.88	$11.59

TAXES

The Trust’s current tax provision has increased to $3.51 per boe in the first nine months ($3.95 per boe for the quarter) of 2005 from $2.05 per boe in the first nine months ($2.81 per boe for the quarter) of 2004. The current provision is based on a full-year estimate of taxes payable in France, the Netherlands and Australia. In Canada, it is anticipated that there will be no current income taxes due. The recovery in future income taxes is a result of the taxable portion of distribution payments made to unitholders. In the Trust’s structure, payments are made between the operating company and the Trust transferring both income and future income tax liability to the unitholder. Therefore it is the opinion of management that no cash income taxes in Canada are expected to be paid by the operating company in the future, and as such, the future income tax liability recorded on the balance sheet related to Canadian operations will be recovered through earnings over time. The increase in the year to date tax provision is attributed to taxes payable in Australia and Netherlands combined with increased cash flows in all jurisdictions from stronger commodity prices. The Australian acquisition closed on March 31, 2005 and a tax liability for operations in this country has been recorded since that date. The Netherlands acquisition closed on May 19, 2004 resulting in only a partial tax payment in 2004 compared to a full period assessment this year. The increase in the quarter is due to the impact of the Australian acquisition combined with the impact of high commodity prices.

($000’s except per BOE)
	Three Months Ended		Nine Months Ended
	Sept 30, 2005	Sept 30, 2004	Sept 30, 2005	Sept 30, 2004
Current and capital tax	$9,720	$6,297	$23,711	$12,762
Per boe	$3.95	$2.81	$3.51	$2.05

FOREIGN EXCHANGE

A foreign exchange gain of $0.06 per boe was recorded for the first nine months ($0.80 per boe loss for the quarter) of 2005 with a gain of $0.49 per boe in the first nine months ($0.41 per boe for the quarter) of 2004. The gain is mostly unrealized and related to the strengthening Canadian dollar versus the Euro on the Netherlands and France asset retirement obligation.

($000’s except per BOE)
	Three Months Ended		Nine Months Ended
	Sept 30, 2005	Sept 30, 2004	Sept 30, 2005	Sept 30, 2004
Foreign exchange loss (gain)	$1,971	$(930)	$(397)	$(3,153)
Per boe	$0.80	$(0.41)	$(0.06)	$(0.49)

EARNINGS

Net earnings from continuing operations in the first nine months of 2005 increased to $103.5 million, $1.68 per unit ($48.5 million in the quarter, $0.78 per unit) from $31.1 million, $0.52 per unit ($10.3 million in the quarter, $0.17 per unit) in the first nine months of 2004. The increase in earnings is due mainly to the record commodity prices realized in the period as well as the impact of the Netherlands and Australia operations recognized in 2005. Earnings from discontinued operations in 2004 were as a result of the sale of Aventura.

LIQUIDITY AND CAPITAL RESOURCES

Vermilion’s debt (net of working capital) on September 30, 2005 was $172.2 million excluding Verenex working capital and the mark-to-market liability for unrealized hedging losses. Vermilion entered into an unsecured covenant based credit facility with a syndicate of chartered banks in July 2005. This $300 million facility is comprised of a one year revolving period with a one year term to follow with a final settlement payment required at the end of the second year.

RECLAMATION FUND

Vermilion has established a reclamation fund for the ultimate payment of environmental and site restoration costs on its asset base. The reclamation fund will be funded by Vermilion Resources and/or its subsidiaries. Contributions in the third quarter totalled approximately $17.9 million. In the third quarter, the Trust made a lump sum contribution of $15 million relating to its recently acquired Australian assets, in addition to ongoing contributions based on production. Contribution levels to the reclamation fund will be reviewed on a regular basis and will be adjusted as necessary to ensure reclamation obligations associated with the Trust’s assets will be substantially funded when the costs are forecast to be incurred.

ASSET RETIREMENT OBLIGATION

At September 30, 2005, Vermilion had recorded an asset retirement obligation of $66.8 million for future abandonment and reclamation of its properties compared to $49 million for the same period in 2004. The increase is due to the acquisition in Australia which closed on March 31, 2005.

DISTRIBUTIONS

Vermilion maintained monthly distributions at $0.17 per unit for the first nine months of 2005 distributing a total of $94.4 million compared to $91.7 million for the same period in 2004. Vermilion has maintained its distributions at $0.17 per month since its conversion to a Trust, resulting in 32 continuous months of distributions at this level.

The Trust defines distributable income as funds from operations. For 2005, the Trust has paid out $94.4 million ($31.7 million for the quarter) or 50% of its distributable income (41% for the quarter). This compares to a payout ratio of 75% for the corresponding nine month period in 2004 (67% for the quarter).

UNITHOLDERS’ EQUITY

During the period, approximately 1.6 million units were issued on conversion of exchangeable shares, unit rights exercised, issued pursuant to the terms of the Trust’s bonus plan and unitholders’ participation in the distribution reinvestment plan. Unitholders’ capital increased during the period by $21.0 million as a result of the issuance of those units and $10.4 million as a result of contributed surplus transfer on exercise of unit rights. This increase in equity was offset by cash distributions of $94.4 million in the period.

During the period, the Trust replaced its Unit Rights Incentive Plan with a Trust Unit Award Plan. The existing Unit Rights Incentive Plan will be in place until the remaining rights outstanding are exercised or cancelled. No new rights are expected to be issued under the Unit Rights Incentive plan. See note 9 of the consolidated financial statements for a description of the Trust Unit Award Incentive Plan.

NON-CONTROLLING INTEREST - EXCHANGEABLE SHARES

The Trust has recorded non-controlling interest attributed to the issued and outstanding exchangeable shares in accordance with new accounting requirements pursuant to EIC-151 (see note 2 of the consolidated financial statements for further discussion). The intent of the new standard is that exchangeable shares of a subsidiary which are transferable to third parties, outside of the consolidated entity, represent a non-controlling interest in the subsidiary.

The exchangeable shares are transferable to third parties. In all circumstances, including in the event of liquidation or insolvency, holders of exchangeable shares will receive trust units in exchange for their exchangeable shares and as a result the exchangeable shares and trust units are considered to be economically equivalent. Therefore, the Trust does not believe that there is a permanent non-controlling interest as all exchangeable shares will ultimately be exchanged for trust units by passage of time whereby the exchangeable shares will be redeemed for trust units. Consequently, as the exchangeable shares are exchanged for trust units over time, the non-controlling interest will decrease and eventually will be nil when all exchangeable shares have been exchanged for trust units on or before January 22, 2013. However, the Trust has reflected the non-controlling interest in accordance with the requirements of EIC-151.

The non-controlling interest in 2005 of $32.1 million ($23.1 million at the end of 2004) on the consolidated balance sheet represents the book value of exchangeable shares plus accumulated earnings attributable to the outstanding exchangeable shares. The reduction in 2005 and 2004 net earnings, respectively, of $9.3 million and $7.4 million represents the net earnings attributable to the exchangeable shareholders for the first nine months of 2005 and 2004. As the exchangeable shares are converted to trust units, Unitholders' capital is increased for the fair value of the trust units issued.

As at September 30, 2005 there were 4.6 million exchangeable shares outstanding at exchange ratio of 1.35330 whereby 6.3 million trust units would be issuable upon conversion. The exchangeable shares can be converted into trust units or redeemed by the exchangeable shareholder for trust units at any time. Vermilion may redeem all outstanding exchangeable shares on or before January 22, 2013 and may redeem the exchangeable shares at any time if the number of exchangeable shares outstanding falls below 500,000 shares. Vermilion may issue cash or trust units upon redemption of exchangeable shares and it is the current intention to issue trust units upon redemption.

CRITICAL ACCOUNTING ESTIMATES

The amounts recorded for depletion and depreciation of property, plant and equipment and the provision for future asset retirement obligations are based on estimates. The ceiling test calculation is based on estimates of proved reserves, production rates, oil and natural gas prices, future costs and other relevant assumptions. By their nature, these estimates are subject to measurement uncertainty and the effect on the consolidated financial statements from changes in such estimates in future years could be significant.

OFF BALANCE SHEET ARRANGEMENTS

The Trust has certain lease agreements that are entered into in the normal course of operations. All leases are treated as operating leases whereby the lease payments are included in operating expenses or general and administration expenses depending on the nature of the lease. No asset or liability value has been assigned to these leases in the balance sheet as of September 30, 2005.

The Trust has not entered into any guarantee or off balance sheet arrangements that would adversely impact the Trust’s financial position or results of operations.

NEW ACCOUNTING PRONOUNCEMENTS

In 2004, the Trust applied the requirements of EIC-151 “Exchangeable Securities issued by Subsidiaries on Income Trusts”. The EIC states that exchangeable securities issued by a subsidiary of an income trust, if they do not meet certain criteria, should be reflected as non-controlling interest as opposed to a component of Unitholders’ Equity. Since Vermilion’s exchangeable shares are transferable, they do not meet the required criteria and have been retroactively restated as non-controlling interest in the accompanying financial statements. As a result, net earnings was reduced by $4.3 million and $0.8 million, respectively for the non-controlling interest’s share of earnings in each of the third quarters of 2005 and 2004.

DISCONTINUED OPERATIONS

The Trust made a strategic decision to sell its interest in the Trinidad operations which it owned through its shareholding in its subsidiary, Aventura Energy Inc. On May 6, 2004, the Trust completed the sale of Aventura for net proceeds to the Trust of $164.6 million. As a result, the Trust realized an estimated $68.0 million (net of tax) gain on the sale of shares, which was recorded in the second quarter of 2004.

FORWARD-LOOKING INFORMATION

This report contains forward-looking financial and operational information including earnings, cash flow, production and capital expenditure projections. These projections are based on the Trust’s expectations and are subject to a number of risks and uncertainties that could materially affect the results. These risks include, but are not limited to, future commodity prices, exchange rates, interest rates, geological risk, reserves risk, political risk, product demand and transportation restrictions.

Netbacks (6:1)
							Three	Nine
							Months	Months
	Three Months			Nine Months			Ended	Ended
	Ended Sept 30, 2005			Ended Sept 30, 2005			Sept 30/04	Sept 30/04
	Oil &	Natural		Oil &	Natural		(Restated)	(Restated)
	NGLs	Gas	Total	NGLs	Gas	Total	Total	Total
Trust Financial Information	$/bbl	$/mcf	$/boe	$/bbl	$/mcf	$/boe	$/boe	$/boe
Canada
Price	$69.77	$9.76	$63.33	$63.03	$8.45	$56.12	$45.90	$44.24
Realized hedging loss	(14.58)	0.02	(6.12)	(11.26)	0.01	(4.91)	(4.08)	(2.95)
Royalties (net)	(15.08)	(1.99)	(13.28)	(13.49)	(1.65)	(11.47)	(10.55)	(11.26)
Transportation	(0.03)	(0.15)	(0.52)	(0.04)	(0.18)	(0.61)	(0.60)	(0.62)
Lifting costs	(8.00)	(1.02)	(6.93)	(7.26)	(1.14)	(7.01)	(6.70)	(6.23)
Operating netback	$32.08	$6.62	$36.48	$30.98	$5.49	$32.12	$23.97	$23.18
France
Price	$67.91	$6.47	$66.81	$67.58	$5.66	$66.31	$49.16	$46.06
Realized hedging loss	(12.32)	-	(11.85)	(10.42)	-	(10.03)	(9.13)	(6.57)
Royalties (net)	(5.68)	(0.27)	(5.53)	(5.68)	(0.28)	(5.53)	(4.84)	(4.98)
Transportation	(2.81)	-	(2.70)	(3.56)	-	(3.42)	(2.80)	(3.25)
Lifting costs	(6.59)	(2.73)	(6.96)	(7.12)	(3.43)	(7.63)	(7.60)	(7.49)
Operating netback	$40.51	$3.47	$39.77	$40.80	$1.95	$39.70	$24.79	$23.77
Netherlands
Price	$70.02	$6.76	$40.69	$57.62	$6.61	$39.71	$33.33	$32.67
Lifting costs	-	(1.57)	(9.38)	-	(1.68)	(10.07)	(6.53)	(6.52)
Operating netback	$70.02	$5.19	$31.31	$57.62	$4.93	$29.64	$26.80	$26.15
Australia
Price	$72.64	$-	$72.64	$63.33	$-	$63.33	$-	$-
Royalties (net)	(20.75)	-	(20.75)	(20.27)	-	(20.27)	-	-
Transportation	(0.05)	-	(0.05)	(0.05)	-	(0.05)	-	-
Lifting costs	(7.87)	-	(7.87)	(8.27)	-	(8.27)	-	-
Operating netback	$43.97	$-	$43.97	$34.74	$-	$34.74	$-	$-
Total Trust
Price	$69.97	$8.41	$61.48	$64.90	$7.63	$56.21	$43.81	$43.28
Realized hedging loss	(9.16)	0.01	(5.14)	(8.33)	0.01	(4.52)	(4.37)	(3.55)
Royalties (net)	(13.32)	(1.10)	(10.40)	(11.92)	(0.94)	(9.06)	(6.76)	(8.19)
Transportation	(1.08)	(0.08)	(0.82)	(1.44)	(0.10)	(1.06)	(0.99)	(1.24)
Lifting costs	(7.42)	(1.29)	(7.56)	(7.43)	(1.41)	(7.89)	(6.88)	(6.60)
Operating netback	$38.99	$5.95	$37.56	$35.78	$5.19	$33.68	$24.81	$23.70
Verenex Energy Inc.
Price	$60.31	$5.80	$39.77	$44.51	$5.96	$37.76	$35.80	$35.80
Operating netback	$60.31	$5.80	$39.77	$44.51	$5.96	$37.76	$35.80	$35.80
Consolidated
Price	$69.96	$8.39	$61.42	$64.87	$7.62	$56.14	$43.79	$43.28
Realized hedging loss	(9.15)	0.01	(5.13)	(8.31)	0.01	(4.50)	(4.35)	(3.55)
Royalties (net)	(13.31)	(1.09)	(10.37)	(11.91)	(0.93)	(9.03)	(6.74)	(8.18)
Transportation	(1.08)	(0.08)	(0.82)	(1.44)	(0.10)	(1.05)	(0.99)	(1.25)
Lifting costs	(7.42)	(1.28)	(7.54)	(7.41)	(1.40)	(7.86)	(6.86)	(6.59)
Operating netback	$39.00	$5.95	$37.56	$35.80	$5.20	$33.70	$24.85	$23.71
General and administration			(1.16)			(1.45)	(1.59)	(1.61)
Interest			(0.78)			(0.61)	(0.17)	(0.40)
Foreign exchange			(0.13)			(0.09)	0.09	0.04
Current and capital taxes			(3.95)			(3.51)	(2.81)	(2.05)
Cash flow netback			$31.54			$28.04	$20.37	$19.69
Depletion, depreciation and accretion			(13.02)			(12.88)	(11.81)	(11.59)
Future income taxes			1.16			2.71	5.91	5.36
Foreign exchange			(0.67)			0.15	0.32	0.45
Non-controlling interest			0.05			0.19	0.09	0.03
Non-controlling interest - exchangeable shares			(1.75)			(1.38)	(0.37)	(1.18)
Equity in losses of affiliate			0.01			-	(0.01)	-
Unrealized loss of derivative instruments			4.52			0.86	(5.47)	(5.16)
Gain (loss) from discontinued operations			-			-	-	10.37
Fair value of stock compensation			(2.13)			(2.38)	(4.46)	(3.38)
Earnings netback			$19.71			$15.31	$4.57	$14.59
The above table includes non-GAAP measurements which may not be comparable to other companies, including “operating netback” and “cash flow netback”.

Consolidated Balance Sheets
($000’s unaudited)

	September 30,	December 31,
	2005	2004
Assets
Current
Cash and cash equivalents	$47,376	$65,031
Accounts receivable	80,914	54,044
Crude oil inventory	8,503	4,468
Fair value of derivative instruments (Note 11)	218	68
Prepaid expenses and other	5,708	5,022
	142,719	128,633
Deferred charges for derivative instruments (Note 11)	1,186	4,718
Fair value of derivative instruments (Note 11)	518	-
Long-term investment	7,710	5,398
Reclamation fund	38,936	17,016
Capital assets	802,655	688,837
	$993,724	$844,602
Liabilities
Current
Accounts payable and accrued liabilities	$95,796	$85,837
Distributions payable to unitholders	10,588	10,320
Income taxes payable	12,741	23,798
Fair value of derivative instruments (Note 11)	13,022	21,678
	132,147	141,633
Long-term debt (Note 6)	183,187	75,014
Asset retirement obligation (Note 5)	66,847	51,688
Future income taxes	127,370	145,680
	509,551	414,015
Non-controlling interest	15,134	16,257
Non-controlling interest - exchangeable shares (Note 8)	32,083	23,069
Unitholders’ equity
Unitholders’ capital (Note 7)	279,414	247,928
Contributed surplus (Note 7)	32,755	27,697
Accumulated earnings	440,690	337,186
Accumulated cash distributions	(315,903)	(221,550)
	436,956	391,261
	$993,724	$844,602

Consolidated Statements of Earnings and Accumulated Earnings
($000’s except unit and per unit amounts, unaudited)

	Three Months Ended		Nine Months Ended
	Sept 30,	Sept 30,	Sept 30,	Sept 30,
	2005	2004	2005	2004
		(Restated)		(Restated)
Revenue:
Petroleum and natural gas revenue (Note 11)	$149,877	$96,260	$375,952	$261,290
Royalties (net)	25,501	15,115	61,007	50,849
	124,376	81,145	314,945	210,441
Expenses:
Production	18,550	15,383	53,122	41,015
Transportation	2,013	2,223	7,126	7,733
Unit compensation (Note 9)	5,240	10,002	16,089	21,034
Loss on derivative instruments (Note 11)	317	20,070	21,096	46,306
Interest on long-term debt	1,907	393	4,103	2,516
General and administration	2,859	3,574	9,800	10,034
Foreign exchange (gain)	1,971	(930)	(397)	(3,153)
Depletion, depreciation and accretion	32,016	26,502	87,058	72,066
	64,873	77,217	197,997	197,551
Earnings before income taxes, other items and discontinued operations	59,503	3,928	116,948	12,890
Income taxes (recovery):
Future	(2,847)	(13,264)	(18,311)	(33,319)
Current and capital	9,720	6,297	23,711	12,762
	6,873	(6,967)	5,400	(20,557)
Other items:
Non-controlling interest - exchangeable shares (Note 8)	4,307	838	9,339	2,584
Non-controlling interest	(130)	(207)	(1,282)	(209)
Equity in losses of affiliate	(13)	11	(13)	11
	4,164	642	8,044	2,386
Net earnings from continuing operations	48,466	10,253	103,504	31,061
Net earnings from discontinued operations (Note 3)	-	-	-	64,486
Non-controlling interest - exchangeable shares (Note 8)	-	-	-	4,783
Net earnings	48,466	10,253	103,504	90,764
Accumulated earnings, beginning of period as previously reported	392,224	310,580	337,186	240,493
Changes in accounting policies (Note 2)	-	-	-	(10,424)
Accumulated earnings, beginning of period, as restated	392,224	310,580	337,186	230,069
Accumulated earnings, end of period	$440,690	$320,833	$440,690	$320,833
Net earnings from continuing operations per trust unit (Note 10):
Basic	$0.78	$0.17	$1.68	$0.52
Diluted	$0.76	$0.17	$1.64	$0.51
Net earnings per trust unit (Note 10):
Basic	$0.78	$0.17	$1.68	$1.51
Diluted	$0.76	$0.17	$1.64	$1.49
Weighted average trust units outstanding (Note 10):
Basic	62,046,731	60,245,746	61,558,155	59,970,988
Diluted	69,309,656	66,239,291	68,780,586	65,976,095

Consolidated Statements of Cash Flows
($000’s unaudited)

	Three Months Ended		Nine Months Ended
	Sept 30,	Sept 30,	Sept 30,	Sept 30,
	2005	2004	2005	2004
		(Restated)		(Restated)
Cash and cash equivalents provided by (used in):
Operating
Net earnings	$48,466	$10,253	$103,504	$90,764
Items not affecting cash:
Depletion, depreciation and accretion	32,016	26,502	87,058	72,066
Amortization of deferred charges for derivative instruments (Note 11)	1,186	1,966	3,532	7,850
Unrealized loss (gain) on derivative instruments (Note 11)	(12,300)	10,307	(9,324)	24,249
Unit compensation (Note 9)	5,240	10,002	16,089	21,034
Equity in losses of affiliate	(13)	11	(13)	11
Unrealized foreign exchange (gain)	1,648	(719)	(1,013)	(2,851)
Non-controlling interest	(130)	(207)	(1,282)	(209)
Non-controlling interest - exchangeable shares	4,307	838	9,339	7,367
(Earnings) from discontinued operations	-	-	-	(64,486)
Future income taxes (recovery)	(2,847)	(13,264)	(18,311)	(33,319)
Funds from operations	77,573	45,689	189,579	122,476
Asset retirement costs incurred	(498)	(47)	(645)	(402)
Changes in non-cash operating working capital	(19,501)	8,763	(52,812)	13,785
	57,574	54,405	136,122	135,859
Investing
Proceeds on sale of Aventura (Note 3)	-	-	-	164,585
Drilling and development of petroleum and natural gas properties	(31,681)	(11,892)	(82,280)	(38,504)
Cash acquired through acquisition of subsidiary	-	-	-	62
Acquisitions of petroleum and natural gas properties (Note 4)	-	-	(90,318)	(64,474)
Long-term investment	-	-	(2,299)	-
Contributions to reclamation fund	(17,880)	(670)	(21,920)	(11,474)
Changes in non-cash investing working capital	2,538	(5,909)	15,678	(27,475)
	(47,023)	(18,471)	(181,139)	22,720
Financing
Increase (decrease) in long-term debt	2,030	3,860	108,173	(78,464)
Issue of trust units for cash, net of issue costs	901	1,913	8,617	8,381
Cash received from shares issued by subsidiary	133	40	424	24,206
Distribution reinvestment plan	4,609	1,745	10,808	4,586
Cash distributions	(31,668)	(30,700)	(94,085)	(91,479)
Changes in non-cash financing working capital	(334)	(135)	(161)	197
	(24,329)	(23,277)	33,776	(132,573)
Foreign exchange gain (loss) on cash held in foreign currencies	(2,497)	(1,690)	(6,414)	(233)
Net change in cash and cash equivalents	(16,275)	10,967	(17,655)	25,773
Cash and cash equivalents, beginning of period	63,651	59,126	65,031	44,320
Cash and cash equivalents, end of period	$47,376	$70,093	$47,376	$70,093
Cash payments
Taxes	$7,645	$1,421	$23,760	$7,198
Interest	$2,563	$669	$5,501	$2,584

Notes to the Consolidated Financial Statements
For the three and nine month periods ended September 30, 2005 and 2004, unaudited
(000’s except unit and per unit amounts)

1.    BASIS OF PRESENTATION

The consolidated financial statements of Vermilion Energy Trust (the “Trust” or “Vermilion”) include the accounts of the Trust and its subsidiaries and have been prepared by management in accordance with Canadian Generally Accepted Accounting Principles on a consistent basis with the audited consolidated financial statements for the year ended December 31, 2004. The interim consolidated financial statements do not include all disclosure required in the annual consolidated financial statements and should be read in conjunction with the consolidated financial statements as at and for the year ended December 31, 2004 included in the Trust’s 2004 Annual Report.

On June 29, 2004, Verenex Energy Inc. (“Verenex”) a subsidiary, and Prairie Fire Oil & Gas Ltd. amalgamated to form a new company to pursue exploration efforts internationally. Effective June 29, 2004, the Trust has accounted for the 53% investment by consolidating the operations of Verenex using the purchase method of accounting.

2.    CHANGES IN ACCOUNTING POLICY

Exchangeable Shares - Non-controlling interest

On January 19, 2005 the CICA issued revised draft EIC-151 "Exchangeable Securities Issued by Subsidiaries of Income Trusts" that states that exchangeable securities issued by a subsidiary of an Income Trust should be reflected as either non-controlling interest or debt on the consolidated balance sheet unless they meet certain criteria. The exchangeable shares issued by Vermilion Resources Ltd. (“Resources”), a corporate subsidiary of the Trust, are transferable to third parties. EIC-151 states that if the exchangeable shares are transferable to a third party, they should be reflected as non-controlling interest. Previously, the exchangeable shares were reflected as a component of unitholders' equity.

The exchangeable shares issued pursuant to the Plan of Arrangement were initially recorded at their pro-rata percentage of the carrying value of Resources equity. When the exchangeable shares are converted into trust units, the conversion is recorded as an acquisition of the non-controlling interest at fair value and is accounted for as a step acquisition. Upon conversion of the exchangeable shares, the fair value of the trust units issued is recorded in unitholders’ capital, and the difference between the carrying value of the non-controlling interest and the fair value of the trust units is recorded as capital assets.

As a result of this change in accounting policy, the Trust has restated 2004 and reflected non-controlling interest of $23.1 million on the Trust's consolidated balance sheet as at December 31, 2004. The impact on the consolidated statements of earnings for the first nine months of 2004 is an increase in depletion and depreciation of $2.2 million ($0.8 million for the quarter), an increase in future income taxes recovery of $0.8 million ($0.3 million for the quarter) and an increase in non-controlling interest of $7.4 million ($0.9 million for the quarter) for a net effect on net earnings of $8.8 million in 2004 ($1.4 million for the quarter). In accordance with the transitional provisions of EIC-151, retroactive application has been applied with restatement of prior periods. The consolidated statement of cash flows was not impacted by this change.

3.    DISCONTINUED OPERATIONS

On May 6, 2004, the Trust completed the sale of the shares of its subsidiary, Aventura Energy Inc. At that time, the Trust restated its prior period financial statements to reflect Aventura’s assets and liabilities as discontinued operations and to separately classify the operating results of Aventura from the operating results of continuing operations.

4.    ACQUISITION

On March 31, 2005 the Trust acquired $95 million of producing properties in Australia. Details are as follows:

Petroleum and natural gas assets and equipment	$113,840
Asset retirement obligation	(18,873)
94,967
Accounts payable and accrued liabilities	(4,649)
Cash paid	$90,318

5.    ASSET RETIREMENT OBLIGATION

The total future asset retirement obligation was estimated by management based on the Trust’s net ownership interest in all wells and facilities, estimated costs to abandon and reclaim the wells and facilities and the estimated timing of the costs to be incurred in future periods. The Trust has estimated the net present value of its asset retirement obligations to be $66.8 million as at September 30, 2005 (December 31, 2004 - $51.7 million) based on a total future liability of $264 million. These payments are expected to be made over the next 49 years with most occurring within the time frame of 25-30 years. The Trust used a credit adjusted risk free rate of 8% and an inflation rate of 1.5% to calculate the present value of the asset retirement obligation.

The following table reconciles the Trust’s total asset retirement obligation:

	Nine Months Ended	Year Ended
	Sept 30,	December 31,
	2005	2004
Carrying amount, beginning of period	$51,688	$15,570
Increase in liabilities in the period	19,088	35,653
Disposition of liabilities in the period	(645)	(1,281)
Accretion expense	3,651	2,261
Foreign exchange	(6,935)	(515)
Carrying amount, end of period	$66,847	$51,688

6.    LONG-TERM DEBT

As at September 30, 2005, the Trust had an unsecured covenant based credit facility consisting of a revolving term loan in the amount of $300 million. The revolving period under the term loan is expected to expire in July 2006 and may be extended for an additional period of up to 364 days at the option of the lender. If the lenders convert the revolving credit facility to a non-revolving credit facility, the amounts outstanding under the facility become repayable 12 months after the end of the revolving period. Various borrowing options are available under the facility including prime rate based advances and bankers’ acceptance loans.

7.    UNITHOLDERS’ CAPITAL AND CONTRIBUTED SURPLUS

	Number of Units	Amount
Trust Units
Unlimited number of trust units authorized to be issued
Balance as at December 31, 2003	59,208,592	$221,858
Distribution reinvestment plan	382,692	6,662
Issued on conversion of exchangeable shares	209,846	3,204
Transfer from contributed surplus on unit right exercise	-	7,369
Trust units issued for bonus plan	49,630	825
Unit rights exercised for cash	856,900	8,010
Balance as at December 31, 2004	60,707,660	$247,928
Distribution reinvestment plan	483,583	10,808
Issued on conversion of exchangeable shares	73,692	1,623
Trust units issued for bonus plan	40,246	827
Unit rights exercised for cash	976,150	7,790
Transfer from contributed surplus on unit right exercise	-	10,438
Balance as at September 30, 2005	62,281,331	$279,414

	Sept 30, 2005	Sept 30, 2004
Contributed Surplus
Opening balance	$27,697	$10,100
Discontinued operations	-	(1,800)
Unit compensation expense	15,639	21,034
Transfer to unitholders’ capital on unit right exercise	(10,438)	(6,837)
Verenex transfer to shareholders’ capital on stock compensation exercise	(143)	-
Ending balance	$32,755	$22,497

8.    NON-CONTROLLING INTEREST - EXCHANGEABLE SHARES

Exchangeable shares are convertible into trust units based on the exchange ratio which is adjusted monthly to reflect the distribution paid on the trust units. Cash distributions are not paid on the exchangeable shares. The Trust retroactively applied EIC-151 "Exchangeable Securities Issued by a Subsidiary of Income Trusts" in 2004. Per EIC-151, if the exchangeable shares issued by a subsidiary are transferable to third parties, they must be reflected as non-controlling interest on the consolidated balance sheet and in turn net earnings must be reduced by the amount of net earnings attributable to the non-controlling interest.

The exchangeable shares are mandatorily converted into trust units upon redemption by the exchangeable shareholder. The Company holds the option to redeem all outstanding exchangeable shares for trust units or cash on or before January 22, 2013 and it is the intention of the Trust that trust units would be issued upon redemption of the exchangeable shares. On or before January 22, 2013, there will be no remaining non-controlling interest as all exchangeable shares will have been converted to trust units by that time.

The non-controlling interest on the consolidated balance sheet consists of the book value of the exchangeable shares upon issuance plus the accumulated earnings attributable to the non-controlling interest. The net earnings attributable to the non-controlling interest on the consolidated statement of earnings represents the share of net earnings attributable to the non-controlling interest based on the trust units issuable for exchangeable shares in proportion to total trust units issued and issuable at each period end.

	Sept 30, 2005	Sept 30, 2004
Exchangeable Shares
Opening number of exchangeable shares	4,675,961	4,848,029
Exchanged for trust units	(56,626)	(140,667)
Ending balance	4,619,335	4,707,362
Ending exchange ratio	1.35330	1.23335
Trust units issuable upon conversion	6,251,346	5,805,825

      Following is a summary of the non-controlling interest:

	Sept 30, 2005	Sept 30, 2004
Non-controlling interest, beginning of period	23,069	15,129
Reduction of book value for conversion to trust units	(325)	(579)
Current period net earnings attributable to non-controlling interest	9,339	7,367
Non-controlling interest, end of period	32,083	21,917

9.    UNIT COMPENSATION PLANS

Trust Unit Rights Incentive Plan

The Trust has a unit rights incentive plan that allows the Trust to issue rights to acquire trust units to directors, officers and employees. The Trust is authorized to issue up to 6.0 million unit rights. Unit right exercise prices are initially equal to the market price for the trust units on the date the unit rights are issued. If certain conditions are met, the exercise price per right may be calculated by deducting from the grant price the aggregate of all distributions, on a per unit basis, made by the Trust after the grant date. Rights granted under the plan vest over a three year period and expire five years after the grant date. No future rights are expected to be issued as the unit rights incentive plan was replaced with a Trust Unit Award Plan in 2005. The existing Rights will be in place until all issued and outstanding Rights are exercised or cancelled.

The following table summarizes information about the Trust’s unit rights:

		Weighted
	Number of	Average
	Unit Rights	Exercise Price
Balance December 31, 2004	4,744,100	$13.99
Granted	48,600	20.20
Cancelled	(163,100)	16.79
Exercised	(976,150)	11.99
Balance September 30, 2005	3,653,450	$14.48

A summary of the plan as at September 30, 2005 is as follows:

Range of		Number of	Remaining	Number of
Exercise Price	Adjusted	Rights	Contractual	Rights
At Grant Date	Exercise Price	Outstanding	Life of Right	Exercisable
			(Years)
$11.45	$6.01	2,123,800	2.3	1,415,867
$11.46 - $15.00	$6.19 - $ 9.73	233,050	2.4 - 3.3	125,100
$15.01 - $19.56	$11.44 - $15.99	1,296,600	3.3 - 4.4	331,733

On January 1, 2005, the Trust prospectively applied the fair value based method of accounting for the rights plan. Previously, the Trust applied the intrinsic value methodology due to the number of uncertainties regarding the reduction in the exercise price of the rights which caused the Trust to conclude that the fair value was not determinable. The Trust has now applied the fair value calculation as the variables have become more certain, including the estimated life of the plan and the estimation of the occurrence of factors which affect the reductions in the rights price, where applicable.

The Trust used the Black-Scholes option-pricing model to calculate the estimated fair value of the outstanding rights. The following assumptions were used to arrive at the estimate of fair value as at January 1, 2005:

2005
Expected annual rights exercise price reduction	$2.04
Expected volatility	18.0%
Risk-free interest rate	3.5%
Expected life of option (years)	3.56
Dividend yield	10%
Fair value per unit	$4.78

The remaining future fair value of the rights will be recognized in earnings over the remaining vesting period of the rights outstanding. During the period, $10.7 million of the fair value has been recorded as compensation expense ($3.5 million for the quarter). Any consideration paid upon exercise together with the amount previously recognized in contributed surplus is recorded as an increase to unitholders’ capital.

Trust Unit Award Incentive Plan

In 2005, the Board of Directors established a new Trust Unit Award Incentive Plan (the “Award Plan”) governing the issuance of restricted units of the Trust to directors, officers, employees and consultants of the Trust and its Affiliates. The Award Plan consists of units that will be designated as either a Restricted Time Based Award (“RTBA’s”) for which the number of awards is fixed or a Performance Based Award (“PBA’s”) for which the number of awards is variable.

Upon vesting, the grantee will be delivered units of the Trust, adjusted for cumulative distributions of the Trust during the period that the restricted units are outstanding. The number of units issued upon vesting of the PBA’s is dependent upon the future performance of the Trust compared to its peers based on a performance factor that may range from zero to two times the number of PBA’s originally granted. The vesting date for all restricted units shall be on the date that is the third anniversary of the date of the Unit Award. Awards granted in which 2005 is the grantee’s first year of service, will vest over three years.

The following table summarizes information about the Award Plan:

Number of Awards
Balance December 31, 2004	-
Granted	668,150
Cancelled	(69,225)
Balance September 30, 2005	598,925

A compensation expense of $2.1 million has been recorded at September 30, 2005 ($0.9 million for the quarter) to approximate the fair value of the trust units under the Award Plan. Compensation expense on unexercised rights is determined using the Black-Scholes model and management’s estimate of the number of Restricted Units to be issued on maturity. The expense is deferred and recognized in earnings over the vesting period of the Awards.

2005
Expected volatility	18.0%
Risk-free interest rate	3.5%
Expected life of option (years)	3.0
Dividend yield	10%
Fair value per unit	$15.57 - $19.04

Verenex Energy Inc. Stock Compensation Plan

Verenex has a stock option plan that allows the directors, officers and employees of Verenex to be issued rights to acquire common shares of Verenex. The shareholders’ approved an amendment to Verenex’s Stock Option Plan (the “Plan”) at its Annual General Meeting on May 4, 2005. Under the amendment, Verenex adopted a “rolling” stock option plan that reserves a maximum of 10% of the aggregate number of issued and outstanding common shares. The Plan previously in place reserved a fixed number of common shares. The terms of the amended Plan are otherwise unchanged.

Stock option exercise prices are equal to the market price for the common shares on the date immediately prior to the date the stock option is granted.

Stock options granted in any period vest over three years and expire five years after the grant date. There were 110,000 options granted at an exercise price of $4.70 during the quarter.

Verenex has also issued performance warrants. One-half of the performance warrants become exercisable if the holder continues in their capacity with Verenex until April 15, 2005 and if at any time during the term, the one-month weighted average trading price of the shares is equal to or greater than $3.75 per share. One-half will also be exercisable if the one-month weighted average trading price of the shares is equal to or greater than $4.25 per share and the holder continues in their capacity until April 15, 2006. The performance warrants expire at the close of business on June 28, 2011.

The vesting conditions relating to the performance warrants weighted average trading price of $3.75 and $4.25 were satisfied in the first quarter of 2005. As a result, the vesting period over which the compensation costs were amortized was reduced and a non-cash expense in the amount of $1.8 million was recognized in the first quarter to reflect the acceleration in the vesting period.

For the three and nine months ended September 30, 2005, non-cash stock compensation expense related to stock options and performance warrants was $0.4 million and $2.8 million respectively (September 30, 2004 - $0.2 million).

As at September 30, 2005, approximately $0.3 million (December 31, 2004 - approximately $2.5 million) of non-cash stock compensation expense related to the performance warrants remains unamortized. These non-cash costs will be amortized into expense over the remaining vesting period ending April 15, 2006.

The following table summarizes information about the stock option plan:

	Nine Months Ended Sept 30, 2005
		Weighted
	Number	Average
	of Stock	Exercise
	Options	Price
Balance, December 31, 2004	1,535,000	$2.51
Granted	312,000	3.92
Exercised	(53,333)	2.50
Cancelled	(106,667)	2.50
Balance, September 30, 2005	1,687,000	$2.77

The following table summarizes information about the performance warrants:

	Nine Months Ended Sept 30, 2005
		Weighted
	Number of	Average
	Performance	Exercise
	Warrants	Price
Balance, December 31, 2004	1,944,250	$2.50
Granted	112,500	3.40
Exercised	(55,000)	2.50
Cancelled	(55,000)	2.50
Balance, September 30, 2005	1,946,750	$2.55

As at September 30, 2005, 458,333 stock options and 917,125 performance warrants had vested and were exercisable.

The fair value of the options and performance warrants is determined using the Black-Scholes option-pricing model that takes into account, as of the grant date; exercise price, expected life, current price, expected volatility, expected dividends, and risk-free interest rates. The assumptions used in the computation of the fair value of the stock options and performance warrants are as follows:

	Stock	Performance
	Options	Warrants
Risk free interest rate	4.5%	4.5%
Expected life	5 years	7 years
Volatility	50%	50%
Fair value	$1.28	$1.45

The remaining weighted average contractual life of the stock options and performance warrants is 3.9 years and 5.8 years respectively.

10.    PER UNIT AMOUNTS

Basic per unit calculations are based on the weighted average number of trust units outstanding. Diluted calculations include additional trust units for the dilutive impact of unit rights outstanding pursuant to the unit rights incentive plan, unit award plan and exchangeable shares.

Net earnings per unit are as follows:

	Three Months Ended		Nine Months Ended
	Sept 30,	Sept 30,	Sept 30,	Sept 30,
	2005	2004	2005	2004
		(Restated)		(Restated)
Net earnings from continuing operations
Basic	$0.78	$0.17	$1.68	$0.52
Diluted (1) (2)	$0.76	$0.17	$1.64	$0.51
Net earnings
Basic	$0.78	$0.17	$1.68	$1.51
Diluted (1) (2)	$0.76	$0.17	$1.64	$1.49
Weighted-average number of units outstanding
Basic (3)	62,046,731	60,245,746	61,558,155	59,970,988
Diluted	69,309,656	66,239,291	68,780,586	65,976,095

(1)
Diluted calculations include additional trust units of 971,085 for the period (199,282 additional units in 2004) for the dilutive impact of the unit incentives and unit award plans and 6.3 million additional units for outstanding exchangeable shares at the period end exchange ratio (2004 - 5.8 million). Calculations of diluted units exclude no unit rights in the period which would have been anti-dilutive. Non-controlling interest - exchangeable shares were added back to net earnings from operations in calculating dilutive per unit amounts.

(2)	The unrecognized compensation cost is considered to be part of the assumed proceeds to purchase trust units under the treasury stock method.
(3)	The 2004 number has been restated to exclude trust units issuable for exchangeable shares in accordance with the retroactive change in accounting policy for non-controlling interest.

11.    DERIVATIVE INSTRUMENTS

As a means of managing commodity price and foreign exchange volatility, the Trust has entered into various financial instrument agreements as set out below.

Risk Management: Oil	bbls/d	US$/bbl
Fixed Price Swaps - WTI
2005 Average	1,500	$24.80
Fixed Price Swaps - BRENT
2005 Average	1,500	$23.37
Collar - BRENT
July 1, 2005 to December 31, 2006	1,000	$53.00 - $67.70

On January 1, 2004 the fair value of all outstanding derivative financial instruments that were not recorded as accounting hedges were recorded on the consolidated balance sheet with the offsetting amount charged to deferred charges. The deferred charge is recognized into revenue over the life of the associated contracts. Of the total deferred charge of $14,427 recorded at January 1, 2004, $3,532 has been recognized as a charge to revenue in the nine months ended September 30, 2005 (September 30, 2004 - $7,850) and the balance will be recognized in the fourth quarter of 2005 ($1,186).

Changes in fair value after January 1, 2004 are recorded on the consolidated balance sheet with the associated unrealized gain or loss recorded in net earnings. The estimated fair value of all derivative financial instruments is based on quoted market prices or, in their absence, third party market indications and forecasts. Unrealized gains or losses and realized gains or losses are recorded as a separate element of earnings.

The following table presents a reconciliation of the change in the unrealized amounts from January 1, 2005 to September 30, 2005:

	Fair	Total Gain
	Value	(Loss)
Fair value of contracts, January 1, 2005	$(21,610)	$-
Change in fair value of contracts still outstanding at September 30, 2005	9,324	9,324
Contract settlements realized during the period	-	(30,420)
Fair value of contracts entered into during the period	-	-
Fair value of contracts outstanding, as at September 30, 2005	$(12,286)	$(21,096)

The fair value amounts are recorded in the consolidated balance sheet as follows:

	September 30,	December 31,
	2005	2004
Fair value of derivative instruments
Current asset	$218	$68
Long-term asset	518	-
Current liability	(13,022)	(21,678)
Total fair value of derivative instruments	$(12,286)	$(21,610)

12.    SEGMENTED INFORMATION

	Three Months Ended		Nine Months Ended
	Sept 30,	Sept 30,	Sept 30,	Sept 30,
	2005	2004	2005	2004
		(Restated)		(Restated)
Petroleum and natural gas revenues:
Canada	$63,615	$52,694	$171,235	$159,802
France	35,999	26,539	100,645	76,229
Netherlands*	18,785	17,027	50,704	25,259
Australia*	31,478	-	53,368	-
	$149,877	$96,260	$375,952	$261,290
Net earnings:
Canada	$15,921	$2,034	$27,001	$70,224
France	10,808	906	34,897	11,046
Netherlands*	7,851	7,313	21,497	9,494
Australia*	13,886	-	20,109	-
	$48,466	$10,253	$103,504	$90,764

	Three Months Ended		Nine Months Ended
	Sept 30,	Sept 30,	Sept 30,	Sept 30,
	2005	2004	2005	2004
		(Restated)		(Restated)
Funds from operations:
Canada	$27,815	$25,662	$80,742	$78,175
France	22,097	7,998	55,495	27,705
Netherlands*	13,246	12,029	31,249	16,596
Australia*	14,415	-	22,093	-
	$77,573	$45,689	$189,579	$122,476
Capital expenditures:
Canada	$14,115	$4,584	$33,144	$18,294
France	13,441	7,115	39,837	19,889
Netherlands*	3,382	193	8,521	85,800
Australia*	743	-	114,618	-
	$31,681	$11,892	$196,120	$123,983

	September 30,	December 31,
	2005	2004
Identifiable assets:
Canada	$423,364	$433,949
France	288,573	268,801
Netherlands*	133,960	141,852
Australia*	147,827	-
	$993,724	$844,602
*Netherlands assets were acquired effective May 19, 2004, Australia assets were acquired effective March 31, 2005.

13.    RELATED PARTY TRANSACTIONS

During the period, Vermilion paid for various expenditures on behalf of Verenex. These transactions were measured at the exchange amount, which is the amount of consideration established and agreed to by the related parties. These transactions were undertaken under the same terms and conditions as transactions with non-related parties.

14.    SUBSEQUENT EVENT

On October 18, 2005, Vermilion announced that a wholly-owned subsidiary entered into an exclusive arrangement with a French subsidiary of Exxon Mobil Corporation, to negotiate the purchase of its 89.88% shareholding in Esso REP S.A. Any transaction would be subject to the parties entering into a definitive purchase and sale agreement which would be subject to the satisfaction of all conditions precedent, including due diligence and the receipt of all necessary regulatory approvals and which will require consultation with appropriate employee representative groups.

On October 21, 2005, Vermilion announced that it has agreed to acquire all the outstanding shares of Glacier Energy Limited (“Glacier”), not currently held by Vermilion, equal to 66.9% of the fully diluted shares of Glacier. Shareholders of Glacier, including all directors and officers, representing 74.3% of the shares not currently owned by Vermilion, have entered into lockup agreements to tender their shares to the offer and Glacier’s board of directors has recommended that the remaining Glacier shareholders tender their shares to the offer. The total acquisition cost includes an all-cash offer of $6.25 per share for 66.9% of the shares of Glacier and the assumption of approximately $9 million in net debt for total consideration of $94 million. Vermilion will finance the transaction using its existing credit facilities. The transaction is expected to close in early December 2005, subject to standard closing conditions.

15.    COMPARATIVE FIGURES

Certain of the prior-period numbers have been reclassified to conform with the current period presentation.

    For further information please contact:

    Curtis W. Hicks, C.A., Executive Vice President & Chief Financial Officer, or
    Paul Beique, Director, Investor Relations
    2800, 400 - 4th Avenue S.W.
    Calgary, Alberta T2P 0J4
    Phone: (403) 269-4884; Fax: (403) 264-6306; IR Toll Free: 1-866-895-8101
    investor_relations@vermilionenergy.com
    www.vermilionenergy.com